SECURITY TOKEN MARKET, LLC

(A FLORIDA LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS





Citrin Cooperman & Company, LLP
Certified Public Accountants

355 Alhambra Circle, Suite 900
Coral Gables, Florida 33134
T 305.444.0999 **F** 305.443.5171
citrincooperman.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Security Token Market, LLC

We have audited the accompanying financial statements of Security Token Market, LLC (a Florida limited liability company) (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of income and change in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Token Market, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
June 3, 2022

SECURITY TOKEN MARKET, LLC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash	$	529
Total current assets		529
PROPERTY AND EQUIPMENT, NET		865
DUE FROM RELATED PARTY, NET		3,690
Total assets	$	5,084

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
MEMBERS' EQUITY		5,084
Total liabilities and members' equity	$	5,084

The accompanying notes are integral to the financial statements

SECURITY TOKEN MARKET, LLC
STATEMENT OF INCOME AND CHANGE IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES		
Advertising revenue	$	12,500
Total revenues		12,500
EXPENSES		
Bank charges and fees		31
Contract labor		11,520
Depreciation		288
Dues and subscriptions		568
General and administrative expenses		419
Telephone and internet		100
Total expenses		12,926
LOSS BEFORE OTHER INCOME		(426)
OTHER INCOME		
Other income - SBA grant		1,000
Total other income		1,000
NET INCOME		574
MEMBERS' EQUITY, BEGINNING BALANCE		4,510
MEMBERS' EQUITY, ENDING BALANCE	$	5,084

SECURITY TOKEN MARKET, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	574
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		288
Net cash provided by operating activities		862
CASH FLOWS FROM INVESTING ACTIVITIES		
Net advances due from related party		(690)
Net cash used in investing activities		(690)
NET INCREASE IN CASH		172
CASH, BEGINNING OF YEAR		357
CASH, END OF YEAR	$	529

The accompanying notes are integral to the financial statements

NOTE 1. NATURE OF OPERATIONS

Security Token Market, LLC (the "Company") was organized in July of 2018 in the state of Florida. The Company operates a website that provides data and news on tokenized assets through the tracking of over 170 tokenized securities from over 11 marketplaces worldwide.

The Company is a limited liability company, and therefore, the members are not liable for the debts, obligations or other liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition
Revenue is recognized when obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control. Revenue is measured at the amount of consideration the Company expects to receive in exchange for transferring control. The Company derives its revenues from the sale of advertising space on the Company's website. For the year ended December 31, 2020, the Company had no obligations for returns, refunds, and other similar obligations.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is calculated over the estimated useful lives of the related assets using the straight-line method.

The estimated useful life of the Company's property and equipment categories are as follows:


Computer equipment   5 years


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

Management reviews long-lived assets, which consists of property and equipment, for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on the discounted cash flows, quoted market values, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. No such impairment was recorded for the year ended December 31, 2020.

Concentration of Credit Risk

Concentrations of credit risk may exist for cash. Cash is held in major financial institutions and in the regular course of business, the Company has deposits in a financial institution that may at times reflect a total balance greater than the Federal Deposit Insurance Corporation's maximum of $250,000 insurable at each institution. The Company believes there is no significant risk with respect to these deposits.

Income Taxes

The Company is treated as a partnership for both federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes; rather, the earnings, losses, and credits are allocated to its members in accordance with the terms of the operating agreement.

Uncertainty in Income Taxes

The Company follows the provisions of Accounting Standards Codification ("ASC") 740-10, "*Accounting for Uncertainty in Income Taxes*", which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement for a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2020, consisted of the following:

Computer equipment	$ 1,153
Less: accumulated depreciation	(288)
	$ 865

Depreciation expense for the year ended December 31, 2020, amounted to $288.

NOTE 4. RELATED PARTY TRANSACTIONS

As of December 31, 2020, the Company had amounts due from a related party of $3,690. No interest is charged on these advances, which are unsecured and have no specific repayment terms. Management expects to collect the amount in full.

NOTE 5. CONTINGENCIES

<u>Legal</u>
The Company is subject to claims and legal actions that may arise in the ordinary course of business. The Company is not aware of any litigation either pending or filed that might have a potential impact on its financial position.

NOTE 6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 3, 2022, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SECURITY TOKEN MARKET, LLC

(A FLORIDA LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
Certified Public Accountants

355 Alhambra Circle, Suite 900
Coral Gables, Florida 33134
T 305.444.0999 **F** 305.443.5171
citrincooperman.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Opinion

We have audited the accompanying financial statements of Security Token Market, LLC (a Florida limited liability company) (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of operations and change in members' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Token Market, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Security Token Market, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Security Token Market, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.





Citrin Cooperman & Company, LLP
Certified Public Accountants

355 Alhambra Circle, Suite 900
Coral Gables, Florida 33134
T 305.444.0999 **F** 305.443.5171
citrincooperman.com

Auditor's Responsibilities for the Audit of the Financial Statements (Continued)

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Security Token Market, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Security Token Market, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
June 3, 2022

SECURITY TOKEN MARKET, LLC
BALANCE SHEET
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS		
Cash	$	1,511
Total current assets		1,511
PROPERTY AND EQUIPMENT, NET		7,237
Total assets	$	8,748

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES		
Due to related parties, net	$	56,410
Total liabilities		56,410
MEMBERS' DEFICIT		(47,662)
Total liabilities and members' deficit	$	8,748

The accompanying notes are integral to the financial statements

SECURITY TOKEN MARKET, LLC
STATEMENT OF OPERATIONS AND CHANGE IN MEMBERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Advertising revenue	$ 131,848
Total revenues	131,848
EXPENSES	
Advertising	2,259
Bank charges and fees	174
Commissions	13,371
Contract labor	144,630
Depreciation	561
Dues and subscriptions	1,351
Office expenses	2,459
Professional fees	10,000
Travel	8,489
Total expenses	183,294
NET LOSS	(51,446)
MEMBERS' EQUITY, BEGINNING BALANCE	5,084
DISTRIBUTIONS TO MEMBER	(1,300)
MEMBERS' DEFICIT, ENDING BALANCE	$ (47,662)

The accompanying notes are integral to the financial statements

SECURITY TOKEN MARKET, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(51,446)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation		561
Net cash used in operating activities		(50,885)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(6,933)
Net advances from related parties		60,100
Net cash provided by investing activities		53,167
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(1,300)
Net cash used in financing activities		(1,300)
NET INCREASE IN CASH		982
CASH, BEGINNING OF YEAR		529
CASH, END OF YEAR	$	1,511

The accompanying notes are integral to the financial statements

NOTE 1. NATURE OF OPERATIONS

Security Token Market, LLC (the "Company") was organized in July of 2018 in the state of Florida. The Company operates a website that provides data and news on tokenized assets through the tracking of over 170 tokenized securities from over 11 marketplaces worldwide.

The Company is a limited liability company, and therefore, the members are not liable for the debts, obligations or other liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition
Revenue is recognized when obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control. Revenue is measured at the amount of consideration the Company expects to receive in exchange for transferring control. The Company derives its revenues from the sale of advertising space on the Company's website. For the year ended December 31, 2021, the Company had no obligations for returns, refunds, and other similar obligations.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is calculated over the estimated useful lives of the related assets using the straight-line method.

The estimated useful life of the Company's property and equipment categories are as follows:

Computer equipment	5 years
A/V equipment	5 years

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets
Management reviews long-lived assets, which consists of property and equipment, for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on the discounted cash flows, quoted market values, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. No such impairment was recorded for the year ended December 31, 2021.

Concentration of Credit Risk
Concentrations of credit risk may exist for cash. Cash is held in major financial institutions and in the regular course of business, the Company has deposits in a financial institution that may at times reflect a total balance greater than the Federal Deposit Insurance Corporation's maximum of $250,000 insurable at each institution. The Company believes there is no significant risk with respect to these deposits.

Income Taxes
The Company is treated as a partnership for both federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes; rather, the earnings, losses, and credits are allocated to its members in accordance with the terms of the operating agreement.

Uncertainty in Income Taxes
The Company follows the provisions of Accounting Standards Codification ("ASC") 740-10, *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement for a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2021, consists of the following:

Computer equipment	$ 1,153
A/V equipment	6,933
	8,086
Less: accumulated depreciation	(849)
	$ 7,237

Depreciation expense for the year ended December 31, 2021, amounted to $561.

NOTE 4. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company received advances from parties related through common ownership to assist with the funding of operations. No interest is charged on these advances, which are unsecured and have no specific repayment terms. Management expects to repay the amount in full. The net balance due to related parties as of December 31, 2021, was $56,410.

NOTE 5. CONTINGENCIES

<u>Legal</u>
The Company is subject to claims and legal actions that may arise in the ordinary course of business. The Company is not aware of any litigation either pending or filed that might have a potential impact on its financial position.

NOTE 6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 3, 2022, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.